UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Warner Chilcott Public Limited Company

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

G94368100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. G94368100	Schedule 13G/A	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates – G EIN No.: 20-2194543
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,743 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,743 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,743 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 0.01%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. G94368100	Schedule 13G/A	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital (WC) Netherlands B.V. EIN No.: 98-0670232
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 11,488,879 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 11,488,879 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,488,879 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.59%
12.	TYPE OF REPORTING PERSON OO- Other

Cusip No. G94368100	Schedule 13G/A	Page 4 of 8 Pages

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Warner Chilcott Public Limited Company (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located 1 Grand Canal Square, Docklands Dublin 2, Ireland.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of BCIP Associates – G (“BCIP – G”), a Delaware general partnership, and Bain Capital (WC) Netherlands, B.V. (“BC Netherlands”), a Dutch company.

BC Netherlands is wholly owned by Bain Capital (WC) Luxembourg S.a.r.l., a Luxembourg limited liability company (“Bain Lux”), which is wholly owned by Bain Capital Integral Investors II, L.P. (“Integral Investors”), a Cayman Islands exempted limited partnership. Bain Capital Investors, LLC, a Delaware Limited Liability Company (“BCI”), is the general partner of Integral Investors and the managing partner of BCIP-G. BC Netherlands and BCIP – G have entered into a Joint Filing Agreement, dated February 14, 2012, to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each BCIP – G and BC Netherlands is c/o Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship

BC Netherlands is organized under the laws of the Netherlands. BCIP – G is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is G94368100.

Item 3.	Not Applicable.

Item 4.	Ownership

Cusip No. G94368100	Schedule 13G/A	Page 5 of 8 Pages

Item 4(a).	Amount beneficially owned

BCIP – G owns 2,743 shares of the Common Stock of the Company. BCI is the managing partner of BCIP G.

BC Netherlands owns 11,488,879 shares of the Common Stock of the Company. BCI is the managing partner of BC Netherlands.

Item 4(b).	Percent of Class

BCIP – G owns less than 0.01%, and BC Netherlands owns 4.59%, based on 250,474,140 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 2012 based on the Company’s quarterly report on Form 10-Q for the period ended September 30, 2012.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCIP – G	2,743
BC Netherlands	11,488,879

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

BCIP – G	2,743
BC Netherlands	11,488,879

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Cusip No. G94368100	Schedule 13G/A	Page 6 of 8 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

BCIP ASSOCIATES-G
By:	Bain Capital Investors, LLC, its managing partner

BAIN CAPITAL (WC) NETHERLANDS, B.V.
By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Michael D. Ward
Name:	Michael D. Ward
Title:	Managing Director

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G/A

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2013

BCIP ASSOCIATES-G
By:	Bain Capital Investors, LLC, its managing partner

BAIN CAPITAL (WC) NETHERLANDS, B.V.
By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Michael D. Ward
Name:	Michael D. Ward
Title:	Managing Director